Exhibit 99.1

Aurora Cannabis Announces Financial Results for the First Quarter of Fiscal 2019

260% Revenue Growth to $29.7 Million - Pro-Forma Revenues up 333% to $35.8 Million

Strong Adult Consumer Roll-out and Continued Production Scale Up

TSX | NYSE: ACB

EDMONTON, Nov. 12, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX | NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM), announced today its financial and operational results for the first quarter ended September 30, 2018.

Q1 2019 Financial and Operational Highlights

In thousands ('000s) unless otherwise noted	Q1 2019	Q4 2018	% Change	Q1 2018	% Change
Financial Results
Revenue	$ 29,674	$ 19,147	55%	$ 8,249	260%
Cannabis revenue (1)	$ 24,596	$ 14,880	65%	$ 7,315	236%
Gross margin on cannabis sales (2)	70%	74%	(4%)	58%	12%
General and administration expense	$ 35,943	$ 22,557	59%	$ 2,993	1,101%
Sales and marketing expense	$ 29,376	$ 14,761	99%	$ 3,668	701%
Earnings	$ 104,181	$ 79,268	31%	$ 3,560	2,826%
Earnings attributable to common shares	$ 105,462	$ 79,870	32%	$ 3,560	2,862%

Operational Results
Cash cost of sales per gram of dried cannabis sold(3)	$ 1.90	$ 1.87	2%	$ 2.16	(12%)
Cash cost to produce per gram of dried cannabis sold(3)	$ 1.45	$ 1.70	(15%)	$ 1.87	(22%)
Active registered patients	67,484	43,308	56%	19,280	250%
Average net selling price of dried cannabis (4)	$ 8.39	$ 8.02	5%	$ 7.32	15%
Average net selling price of cannabis extracts (4)	$ 12.12	$ 13.52	(10%)	$ 16.41	(26%)
Kilograms produced	4,996	2,212	126%	1,010	395%
Kilograms sold	2,676	1,617	65%	890	201%

(1)	Cannabis revenue for Q1 2019 was comprised of revenues from both medical and adult-use markets (adult use revenues of $0.6 million reflect only Aurora's initial shipments received by provinces in final days of September 2018 and took place prior to Aurora Sky receiving its sales license on October 17, 2018). Q4 2018 and Q1 2018 cannabis revenues were comprised solely of revenues from medical cannabis
(2)	Represents the gross margin on cannabis sales before fair value adjustments
(3)	Represents the cash cost of sales and cost to produce per gram sold of dried cannabis produced by Aurora
(4)	Represents the average net selling price per gram of dried cannabis or per gram of dried cannabis equivalent.

Commencement of Sales to Canadian Adult Consumer Use Market
On October 17, 2018, sales of cannabis for adult consumer use in Canada, legalized through Bill C45, commenced. Aurora recorded a strong performance, ranking top or among the top selling products and brands in many of the provinces the Company committed to supplying, for the first two weeks to October 31, 2018.

Provincial Highlights (for the period up to October 31, 2018):

  ON (Source: Ontario Cannabis Store (OCS) website)
    Aurora brands accounted approximately 30% of the total market supplied through the OCS
    San Rafael was the top selling brand in ON with Aurora supplying two of the three top selling products
  BC (Source BC government website – data current as of Nov 2nd)
    Top 4 best-selling dried flower products in BC
    2 of top 5 and 3 of top 8 best-selling oil and capsule products in BC
  PEI (Source: PEI government sales report – data current as of Nov 2)
    Aurora and MedReleaf are 2 of the 6 top best-selling LPs in the province
    2nd largest for overall revenue
  More than 450 unique SKUs launched across Canada

Q1 2019 Highlights:

  Revenue of $29,674, up 260% compared to the same period in 2018.
    Pro-forma Q1 2019 revenue of $35,752, including MedReleaf (consolidated as of July 25, 2018), Anandia (consolidated as of August 8, 2018) and Agropro (consolidated as of September 10, 2018)
  Gross margin on cannabis of 70%, up 12% points compared to the first quarter of 2018, and down slightly by 4% points compared to Q4 2018. The increase versus Q1 2018 was primarily due to a higher average selling price per gram of dried cannabis, coupled with a higher proportion of cannabis oil sales in the Company's sales mix ratio. The slight decrease from Q4 2018 was due to higher average packaging costs related to the inclusion of MedReleaf's relatively higher packaging costs and an overall increase in packaging costs due to the stringent regulatory requirements of the Cannabis Act.
  Cash cost of sales decreased by 12.0% compared to Q1 2018 and increased slightly by 1.6% compared to Q4 2018. Cash cost to produce per gram of dried cannabis sold decreased 22.5% compared to Q1 2018 and fell by 14.7% compared to Q4 2018. This decrease was primarily due to more efficient production processes rapidly implemented post-acquisition at the Company's subsidiary CanniMed.
  Active registered medical patients of 67,484, up 250% compared to the first quarter of 2018.
  Kilograms produced and kilograms sold of 4,996 and 2,676, up 395% and 201%, respectively, as compared to the same period in 2018.
  8 facilities with production licenses, 6 facilities with sales licenses, including Aurora Sky.
  Introduced Aurora Cloud, making Aurora the first and, to the company's knowledge, only LP supplying a vape-ready CBD oil cartridge to the market.

Management Commentary

"We continue to successfully execute our differentiated and diversified strategy committed towards domestic and international expansion in the medical cannabis market, adult consumer use sales, production scale-up, innovation, plant and medical research, and product development," said Terry Booth, CEO of Aurora. "The commencement of adult consumer use sales in Canada has been very successful for Aurora, with strong performance across all product categories and brands. Our initial roll-out success demonstrates how our high-quality Aurora Standard products and well-positioned brands have resonated strongly with the consumer market and our preparedness for the logistical challenges in effectively bringing our products to market.  Given the strong unmet consumer demand evident across Canada, we are confident that our rapidly increasing production capacity will result in continued acceleration of revenue growth."

Mr. Booth added, "We also continue to perform well in our international medical business. With the acquisition of ICC Labs, which we expect to close in the coming weeks, we are establishing leadership in Latin America. In addition to ongoing international growth and expansion led by our team at Aurora Europe, we were also the first non-government organization to export medical cannabis to Poland, a medical market with a population roughly equal to Canada. Across our international activities, we have established significant early mover advantage and market leadership.  With the scale-up of our domestic and international production facilities, we anticipate increased availability of product to service these developing markets which will drive further global growth for the Company."

Glen Ibbott, CFO, added, "In Q1 2019, we continued to propel Aurora's growth making critical investments in our corporate, sales, and marketing talent and capabilities. A significant portion of our Q1 2019 marketing spend was in preparation for the adult consumer use market with numerous branding and market awareness initiatives. With more restrictive marketing regulations in effect as of October 17th, we will see a significant reduction in average marketing spend over the remainder of the fiscal year.  We also anticipate a reduction in other one-off expenditures, such as the integration costs related to the MedReleaf, CanniMed, and Anandia acquisitions."

Mr. Booth concluded, "As a science, medical and patient focused organization, we are committed to continue serving our patients with the products they require. As we built up inventory levels in anticipation of the adult consumer use market, we prioritized product availability for our over 67,000 existing patients. With production ramping up, we anticipate once again pro-actively driving additional growth in this core medical segment, both domestically and internationally."

Q1 2019 and Subsequent Operational Highlights

Facilities and Production update

During and subsequent to the quarter, the Company made significant progress towards increasing its production capacity, including receipt of various sales and production licenses. Based on grow rooms in production, the Company currently is running at an annualized run rate of 70,000 kg. Management anticipates that around calendar year end 2018 into the beginning of calendar 2019, Aurora will have a production run rate in excess of 150,000 kg per annum based on grow rooms in production, with subsequent scale up to over 500,000 kg per annum (excluding additional capacity through the acquisition of ICC Labs).

Aurora Sky

On October 17, 2018, the Company received its Health Canada sales license for Aurora Sky, allowing Aurora to increase product availability across Canada. Facility construction is now materially complete, including exterior structure, landscaping, commissioning, and harvest and waste rooms.

Aurora continues to populate additional bays at the facility, with all 17 rooms anticipated to be ready to receive plants within the coming month, and the facility fully planted around calendar year end, ramping up to full capacity. The recently planted rooms were populated using the successfully commissioned automation systems, which function as anticipated, resulting in substantially increased facility efficiencies as compared to traditional greenhouses or indoor grow facilities.

Aurora Sky is a technologically highly sophisticated facility, built to deliver exceptional operational efficiencies, including energy, water and nutrient use. In addition to harnessing the power of the sun through the use of highly specialized glass with strong light diffusing characteristics, the Company captures the excess heat generated in the facility during the day, storing it in the successfully commissioned heat sink to be reused when additional heat energy is required, usually during night time hours. The facility is also set up to harness the higher ambient temperatures during the warmer months to supply additional free heat, while the colder months provide free additional cooling capacity.

The electricity consumed by the facility is supplied through two independent sub-stations, which feed two independent electrical rings. The rings have interconnects, as well as a back-up independent power generator, to ensure full redundancy. Furthermore, the electrical rings are monitored and controlled by a digitalized management system with switch gear to move power through the facility quickly and efficiently.

The measures described above ensure a very significant reduction in energy use compared to more traditional facilities that yield a similar production output on an annual basis.

Aurora Mountain

On July 30, 2018, the Company received a Health Canada dealer's license for its Mountain Facility in Cremona, Alberta. This license allows Aurora to expand research and product development activities with cannabinoids and their derivatives not covered under the Cannabis Act, as well as import and export cannabis products to and from international markets, subject to applicable regulations.

On September 28, 2018, Aurora Mountain also received its Health Canada production license to produce encapsulated oils. Aurora is producing unique, integral hard-shell capsules for the medical and adult consumer use markets.

Aurora Vie

The Company received its sales license for Aurora Vie in July 2018. The facility is now operating at full capacity, producing at a run rate of 4,000 kg per annum.

On August 22, 2018, the Company received Health Canada authorization to begin production of cannabis softgel capsules at its Aurora Vie facility in Pointe-Claire, Quebec. On October 17, 2018, the Company received its Health Canada softgel sales license. The Company utilizes technology it has exclusively licensed from strategic partner Capcium, in which Aurora has a strategic investment. High volume production of softgels at Vie has started, resulting in greater availability of this higher margin product.

Aurora Eau

On September 7, 2018, Aurora received a Health Canada production license for its Eau facility in Lachute, Quebec. Aurora Eau was purpose-built to EU GMP standards and represents the next evolution of Aurora's indoor-grow facilities, where novel and exotic strains will be grown for both the medical and adult consumer-use markets. Aurora Eau, which is fully planted with first harvest anticipated shortly, was officially opened on November 5, 2018.

Aurora Nordic, Phase I and II

On August 13, 2018, the Company successfully shipped cultivars from Aurora Mountain to Odense, Denmark to commence populating the Aurora Nordic Phase I facility, named "Base One". The facility is ramping up to its full 8,000 kg per annum capacity, increasing product availability for the EU markets. The Company has commenced with a 54,000 square feet expansion of Base One, anticipated to be fully completed towards the end of the first calendar quarter of 2019. Pharma-grade processing equipment will be moved into the facility, with completion and full commission anticipated for early 2019.

Construction of Aurora Nordic Phase II, named "Nordic Sky", has commenced with site preparation, ground and drainage work.

MedReleaf Markham

On August 13, 2018, Aurora, through its wholly-owned subsidiary MedReleaf, received EU GMP certification on its facility in Markham, Ontario. This certification will allow MedReleaf Markham to access rapidly growing, higher margin, heavily regulated EU markets.

MedReleaf Bradford

On September 7, 2018, the Company, through its wholly-owned subsidiary MedReleaf, received its Health Canada oils production license for its facility located in Bradford, Ontario. This license allows MedReleaf Bradford, a 210,000 square foot facility which features a high-volume CO2 extraction facility, to significantly increase the production of oils in fiscal 2019. MedReleaf Bradford continues to produce oils, a higher-margin product, in anticipation of the receipt of its oils sales license.

To date, Bradford has completed 13 cultivation rooms, 5 drying rooms, 2 trim rooms, an extraction room, packaging area and the vault. Two additional grow rooms were recently commissioned with only two grow rooms remaining to be licensed.

Aurora Sun

On April 16, 2018, the Company acquired approximately 71 acres of land in Medicine Hat, Alberta, for the construction of "Aurora Sun", a 1.2 million square foot, highly automated cannabis production facility with ultra-low operating costs. Construction of Aurora Sun is on schedule with site preparation, backfilling, and 80% of pilings completed to date. Aurora expects to commence erecting the buildings metal frame in the beginning of calendar year 2019. Near completion of the piling work is a major milestone as it ensures greater efficiency of construction work during the winter months.

CanniMed

On July 3, 2018, the Company, through its wholly-owned subsidiary, CanniMed, received Health Canada authorization to commence sales of CanniMed capsules, a line of vegan capsules which became available to patients on August 22, 2018. Facility upgrades are continuing, and increased yields and efficiencies are already being realized.

Innovation

The Company is successfully executing on a comprehensive innovation strategy that covers the entire cannabis industry value chain from breeding and genetics, through facility development to medical research product development and post production analytics. Objective of the innovation strategy is to yield industry leading operational efficiencies, as well as the development of a broad portfolio of high-margin, targeted medical and consumer use products.

Medical Research

  Through the combination of the science teams at Aurora, CanniMed, MedReleaf and Anandia, the Company is engaged in industry leading medical research in multiple therapeutic areas, which management anticipates will yield marketable IP and fuel product development with targeted therapeutics. Therapeutic areas include pain, cancer, epilepsy, PTSD, anxiety, opioid sparing and neurodegeneration, as well as other areas. To date, Aurora and its subsidiaries have:
    40 clinical trials and case studies completed or in progress
    7 pre-clinical trials in progress
    A multitude of studies under preparation

Product Development

  Launch of Vape-Ready, High-Potency CBD Oil Cartridges
  On October 16, 2018, the Company announced that it had received necessary compliance verification from Health Canada to sell its innovative, high-potency, vape-ready CBD oil product line under the brand Aurora Cloud. The first Aurora Cloud products released contain over 550mg of CBD and less than 30mg of THC, making them the only vape-ready CBD products legally available in Canada.
  The Company is developing a strong pipeline of new products under development, as well has entered into a number of strategic partnerships, with companies such as Capcium (production of softgels, underway at Aurora Vie), Wagner Dimas (pre-rolls, underway, SKUs being delivered to the adult usage market) and CTT Pharmaceuticals (sub-lingual wafers, working jointly towards obtaining approval for market introduction).

Acquisitions

Aurora has been executing successfully on developing a fully vertically integrated company. This strategy combines both organic initiatives and M&A. To date the Company has completed over 25 transactions (acquisitions and strategic investments), covering the entire spectrum of the cannabis industry value chain. Consequently, Aurora has been successful in establishing leadership across its activities and is exceptionally well positioned to capitalize on its early mover advantage globally, across its medical, wellness, and adult consumer use market segments.

  Acquisition of MedReleaf Corp. ("MedReleaf")
  On July 25, 2018, the Company completed the acquisition of MedReleaf, creating a vertically integrated cannabis industry leader, with a total funded capacity of more than 500,000 kg per year. Together with MedReleaf, Aurora now has two EU GMP certified production facilities, as well as an EU GMP certified distribution facility. Establishing an early mover advantage in the large European medical market.
  Acquisition of Anandia Laboratories Inc. ("Anandia")
  On August 8, 2018, the Company acquired all issued and outstanding shares of Anandia, a leading research and science focused company specializing in plant genetics and breeding, as well as providing analytical testing services to producers and patient-cultivators. This transaction enables the Company to develop new strains with specific terpene/cannabinoid profiles for targeted product applications, as well as strains with improved cultivation characteristics. Management believes these activities will lead to the development of new higher-margin products and a further increase in efficiency of the Company's cultivation process.
  Acquisition of ICC Labs Inc. ("ICC")
  On September 10, 2018, the Company entered into a definitive agreement to acquire all the issued and outstanding shares of ICC, whose shareholders voted in favour of the transaction at a special meeting of shareholders on November 6, 2018. ICC is a licensed producer, developer, and vendor of recreational and medical cannabis products and industrial hemp in Uruguay. Once completed, this acquisition will create a strong foundation for expansion and will leverage ICC's first mover advantage in South America, bringing significant low-cost production capacity of both THC and CBD based products in both Uruguay and Colombia. ICC has extensive distribution channels throughout South America and internationally, and will play an important role in the execution of the Company's strategy focused on the wellness market segment.
  Acquisition of UAB Agropro ("Agropro") and UAB Borela ("Borela")
  On September 10, 2018, the Company acquired all issued and outstanding shares of Agropro, Europe's largest producer, processor, and supplier of certified organic hemp and hemp products, as well as sister company Borela, a European hemp processor and distributor. This acquisition is anticipated to yield significant quantities of CBD for extraction and create further synergies through the Company's CBD and hemp product value chain, which includes Aurora's majority ownership of Hempco Food and Fiber.
  Acquisition of HotHouse Consulting Inc. ("HotHouse")
  On August 7, 2018, the Company entered into a Letter of Intent to acquire HotHouse, a provider of advanced greenhouse consulting services, specializing in hybrid greenhouse growing techniques. HotHouse founder and industry veteran, Laust Dam, has joined Aurora's wholly-owned subsidiary, Aurora Larssen Projects ("ALPS") as VP of Horticultural Development. This acquisition will allow Aurora to expand ALPS post-construction services offerings and provide customers with ongoing support and consulting by HotHouse crop specialists.

Strategic Investments

  Spin-out of Australis Capital Inc. ("ACI")
  On September 19, 2018, the Company successfully completed the spin-out of ACI, an investment company that intends to acquire ownership interest in a variety of opportunities and asset classes in the cannabis and real estate sectors in the United States. Shares and warrants of ACI trade on the Canadian Securities Exchange ("CSE") under the ticker symbol "AUSA". Eligible Aurora shareholders received one unit of ACI for every 34 Aurora shares outstanding as at August 24, 2018. Each unit consists of one common share and one warrant exercisable at $0.25 per warrant for a period of one-year. Following the distribution, Aurora has no direct ownership interest in ACI. Aurora, however, maintains strategic flexibility with share purchase warrants allowing the Company to acquire a significant ownership interest at such time in the future (within 10 years) when holding investments in U.S. cannabis assets will become legally permissible.

To date, ACI's management, board, and advisory teams have completed the following strategic investments and financing activities:

  October 3, 2018: Finalized a definitive agreement to purchase 2,200,000 shares of Wagner Dimas, a market leader in the development of unique, patented technology and proprietary processes that enable large-scale production for the higher-margin pre-rolled segment of the cannabis market.
  October 26, 2018: Completed a $30 million private placement
  November 5, 2018: Completed the acquisition of Rthm Technologies Inc., the number one health app in 26 countries, which holds several brand-associated trademarks and has developed the world's first mobile genetics and circadian rhythm mapping platform for both iOS and Android devices.
  November 5, 2018: Completed an investment agreement with Body and Mind Inc. ("BaM"), a publicly traded company that invests in high quality medical and recreational cannabis cultivation and production and retail. BaM products include dried flower, edibles, topicals, extracts as well as GPEN Gio cartridges.
  License for Pre-Roll Technology with CannaRoyalty Corp. ("CannaRoyalty")
  On August 1, 2018, the Company entered into an Assignment and Assumption Agreement with CannaRoyalty, whereby CannaRoyalty assigned to Aurora all its rights, title and interest in an exclusive license for pre-rolled cannabis technology developed by Wagner Dimas Inc ("Wagner Dimas"). This technology allows Aurora to target the high-volume, high-margin pre-rolled segment of the cannabis market.

The Wagner Dimas technology has now been installed at Aurora, and the large-scale production of pre-rolled product has commenced in order to fulfill orders received from provincial buyers who have begun supplying the Canadian adult-use market.

  Strategic Partnership with Evio Beauty Group Ltd. ("Evio")
  On July 10, 2018, the Company entered into a strategic partnership with Evio to collaborate on a line of co-branded hemp seed oil products ("non-infused products") and CBD-infused cosmetic products ("infused products"). Aurora anticipates that this partnership will result in greater brand recognition and cross-selling opportunities to customers of both companies.
  Strategic Investment in Choom Holdings Inc. ("Choom")
  On November 5, 2018, the Company announced it had completed an additional $20 million investment in Choom. Through this strategic investment, Aurora further diversifies its retail strategy, with additional retail opportunities across Western Canada, and future potential opportunities in the Ontario market.

International Expansion

  Aurora Europe
  On August 13, 2018, Aurora established a pan-European company, Aurora Europe GmbH ("Aurora Europe"), headquartered in Berlin, Germany. The Company has also incorporated and ramped up hiring at Aurora Deutschland GmbH (formerly Pedanios GmbH), Aurora Italia (Italy), Aurora Nordic (Denmark), and several other local companies under Aurora Europe.
  Letter of Intent for Production of Medical Cannabis in Malta
  On July 24, 2018, the Company announced that it received a Letter of Intent from Malta Enterprise, the Maltese government's economic development agency, to establish a facility focused on the production of high margin oils and cannabis derivative products in Malta. Aurora will be a majority shareholder in a newly established subsidiary, Aurora Malta, through a joint venture with a local Maltese partner, Cherubino Ltd.
  MedColombia SAS ("MedColombia")
  Through the acquisition of MedReleaf, Aurora acquired MedColombia, a licensed cannabis company based in Colombia with a strong portfolio of genetics. The Company's South American activities will be further integrated upon the completion of the ICC transaction.
  Exports to Australia
  During the first quarter of 2019, Aurora successfully completed its first export of cannabis oil products to Australia. The products were supplied to medical patients through its partner, Cann Group Ltd. ("Cann Group"), which Aurora maintains 22.9% ownership. Aurora and its wholly-owned subsidiary, Anandia, have also successfully exported plant tissue culture derived genetics which were used to enhance Cann Group's cultivation program. Cann Group is constructing an ALPS designed facility at the Melbourne International Airport.
  First Cannabis Import Permit from Polish Ministry of Health
  On October 25, 2018, the Company announced that it was granted approval from the Polish Ministry of Health to ship medical cannabis to a pain treatment center and a hospital in Warsaw, Poland. This is believed to be the first time a non-government run business has been granted approval to supply medical cannabis products in Poland, which have now been successfully shipped from Germany.

Financing and Capital Market Activities

  Bank of Montreal ("BMO") Debt Facility
  On August 29, 2018, the Company closed its previously announced debt facility with BMO, consisting of a $150 million term loan and $50 million revolving credit facility, both of which mature in 2021. The debt facility bears interest at a set margin over BMO CAD Prime Rate, or a Bankers' Acceptance of appropriate term.

The Company has the option to upsize the facility to $250 million, subject to certain conditions. The debt facility is primarily secured by Aurora's production facilities and can be repaid without penalty at Aurora's discretion.

  New York Stock Exchange ("NYSE") Listing
  On October 23, 2018, the Company's common shares commenced trading on the NYSE under the ticker symbol "ACB". This milestone reflects Aurora's commitment to continue advancing domestic and internal growth initiatives, which includes expanding the Company's base of global institutional and retail investors.

Financial Review Q1 2019

The Company primarily operates in the cannabis market which includes auxiliary support functions such as CanvasRX patient counselling services; ALPS design, engineering and construction services; and cannabis analytical product testing services through the Company's recent acquisition, Anandia Laboratories Inc. ("Anandia"). With the Cannabis Act effected as of October 17, 2018, Aurora made its first shipments to provinces across Canada at the end of September 2018.

In thousands ('000s)	Q1 2019	Q4 2018	Q1 2018
Cannabis segment revenue
Medical cannabis
Canadian dried cannabis	$ 13,752	$ 7,529	$ 4,641
Canadian cannabis extracts (1)	7,488	4,710	1,439
European dried cannabis	2,803	2,641	1,235
Total medical cannabis revenue	24,043	14,880	7,315
Adult-use cannabis revenue	553	-	-
Design, engineering and constructions services	1,489	1,239	-
Patient counselling services	1,242	1,553	923
Analytical testing services	447	-	-
Other	542	85	11
Total cannabis segment revenue	$ 28,316	$ 17,757	$ 8,249
Other segment revenues	1,358	1,390	-
Total revenue	$ 29,674	$ 19,147	$ 8,249
(1)	Cannabis extracts revenue includes cannabis oil revenue and cannabis capsule revenue in Q1 2019. Cannabis extracts revenue for Q4 2018 and Q1 2018 comprised solely of cannabis oil revenue.

In the first quarter of 2019 ("Q1 2019") total medical cannabis revenue grew to $24.0 million, a 62% increase compared to the fourth quarter of 2018 ("Q4 2018") and a 229% increase compared to the first quarter of 2018 ("Q1 2018"). With the Cannabis Act in effect as of October 17, 2018, the Company completed its first shipments to Canadian provincial wholesalers of the adult-use market just prior to the end of the current quarter and recorded $0.6 million in adult-use cannabis sales.

Total revenue grew to $29.7 million in Q1 2019, representing a 55% increase compared to Q4 2018 and a 260% increase compared to Q1 2018. Revenue growth compared to the same quarter in the prior year was attributable mainly to higher patient numbers following the acquisition of CanniMed and MedReleaf, increased product availability through scale up of operations from the CanniMed and MedReleaf acquisitions, an increase in the average net selling price of dried cannabis, development of international markets, the commencement of the Canadian adult-use market, and product diversification.

The average net selling price of cannabis sold was $9.19 per gram in Q1 2019, consistent with Q4 2018, and a 12% increase compared to Q1 2018 as a result of an increase in cannabis extracts sold. Total product sold was 2,676 kilograms of dried cannabis and cannabis extracts in Q1 2019, an increase of 65% as compared to Q4 2018, and 201% compared to Q1 2018.

Total cannabis inventory and biological assets increased 97% to $80.8 million in Q1 2019 compared to Q4 2018 as Aurora chose to constrain international sales in order to continue servicing the Canadian medical market, while building inventory in preparation for the Canadian adult consumer-use market. The increase reflects the addition of MedReleaf's inventory and biological assets and Aurora's efforts to bolster its inventory levels to serve the medical markets and prepare for the high demand of the Canadian adult consumer-use market.

Cost of sales

Cash cost of sales per gram of dried cannabis sold increased by $0.03 to $1.90 in Q1 2019 as compared to the prior quarter (Q4 2018), mainly due to higher packaging costs from the inclusion of MedReleaf's results and increased overall packaging costs of the Company resulting from stringent regulatory requirements of the Cannabis Act. Cash cost to produce per gram of dried cannabis sold decreased by $0.25, or 15%, to $1.45 in Q1 2019 as compared to Q4 2018, and by 22% as compared to Q1 2018, mostly due to integration of Aurora's yield expertise at CanniMed facilities. Production costs per gram are expected to decrease significantly once Aurora Sky is fully operational and the efficiencies from automation, scale and yield expertise are realized at all Aurora facilities.

Gross Profit

Q1 2019 gross profit was $8.1 million, compared to a $20.6 million in Q4 2018. The change in gross profit during the period was partially attributable to higher sales of inventory and lower fair value gains on changes in biological assets, which were partially offset by higher gross profits before fair value adjustments.

Operating Expenses

Aurora continues to make significant investments in its infrastructure and skilled talent, scaling the organization to better realize the tremendous opportunities ahead in the global medical cannabis markets and the Canadian adult consumer-use market.

As a result, general and administration costs ("G&A") increased to $35.9 million in Q1 2019, compared to $22.6 million in Q4 2018. Sales and marketing costs (S&M) in Q1 2019 increased to $29.4 million dollars, from $14.8 million in Q4 2018, mainly as a result of certain one-time activities and programs specifically for the period leading up to the October 17, 2018 Cannabis Act effective date in Canada. The integration of CanniMed accounted for 17% of the increase to G&A and 12% of the increase to S&M.

Net Income

Q1 2019 net income increased to $104.2 million, compared to a net income of $79.3 million in Q4 2018 and $3.6 million in Q1 2018. The increase was primarily attributable to the unrealized non-cash gain on derivatives and marketable securities, which was partially offset by increased finance costs, share-based payments, acquisition and project evaluation costs.

Cash Position, Cash Flows, and Working Capital

Net cash and cash equivalents on hand increased from $89.2 million at the end of Q4 2018 to $147.8 million as at Q1 2019. Working capital at the end of Q1 2019 was $548.4 million, as compared to $144.5 million at the end of Q4 2018. The change in working capital was largely attributable to an adjustment to the Company's investment in The Green Organic Dutchman ("TGOD"), which was previously treated as an investment in associate and was reported at cost; the investment is now treated as a marketable security and reported at fair value. The inclusion of MedReleaf's balances accounted for $57.6 million in additional working capital.

The Company also has strategic investments in a number of publicly-traded companies. Based on the closing prices at November 9, 2018, the value of the common shares and "in-the-money" warrants held by the Company was $407.57 million.

The Company anticipates that it has sufficient liquidity and capital resources to meet all of its currently planned expenditures for at least the next twelve months.

Pro-Forma Reconciliation

For the three months ended June 30, 2018, pro-forma revenue, including the results of MedReleaf, Anandia Labs, and Agropro/Borela, would have been $35.8 million.

Outlook

Aurora is exceptionally well-positioned in all of its active markets, including adult consumer-use market, Canadian medical and the international medical markets, with compelling brands, a broad and expanding product portfolio, and strong patient and consumer recognition.

In fiscal 2019, the Company will continue to focus on expanding capacity and sales growth in all its markets, in addition to exploiting further product development and innovation, medical research, continued international expansion and realization of acquisition synergies.

Aurora is rapidly accelerating production out of its newly licensed facilities, starting with Aurora Sky, which is expected to ramp to full 100,000 kg per annum capacity over the coming months. The Company anticipates reaching a production run rate of approximately 150,000 kg per annum early in calendar 2019, scaling up subsequently to over 500,000 kg per annum (excluding additional capacity through the pending ICC Labs acquisition) through further "Sky Class" facilities, Aurora Sun and Aurora Nordic. The high degree of automation, and customized and fully controlled growing conditions at the Sky Class facilities are anticipated to result in production costs well below one dollar per gram. Management believes these factors together will deliver high growth and continuously improving margins.

While the historic milestone of Canada becoming the first G7 nation to legalize the adult consumer-use market creates a very significant growth opportunity, the Company maintains its position that long term the international medical market has the most significant growth prospects, and is expected to grow to 10 million kilograms per annum according to industry observers. The Company has established significant early mover advantage, has a presence on five continents, and is currently Europe's largest distributor of medical cannabis. Aurora also currently owns two of the seven cannabis production facilities in the world that are EU GMP certified, and additionally owns one EU GMP certified distribution facility in Germany, ensuring continued access to restrictive markets. Management believes this early mover advantage, coupled with the strength of its growing international management teams, will enable the Company to continue expanding its significant market share in the global medical market.

Option Grant
The Company granted a total of 250,000 options to purchase common shares of Aurora to Officers of the Company. The options vest annually over 36 months and are exercisable at $9.94 per common share.

Conference Call
Aurora will host a conference call today, November 12, 2018, to discuss these results. Terry Booth, Chief Executive Officer, Glen Ibbott, Chief Financial Officer, and Cam Battley, Chief Corporate Officer, will host the call starting at 10:30 a.m. Eastern time. A question and answer session will follow management's presentation.

Date:	Monday, November 12th, 2018
Time:	10:30 a.m. Eastern Time | 8:30 a.m. Mountain Time
Webcast:	https://bit.ly/2yX5sMk
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Reference Number:	1792668

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 19 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and the pending acquisition of ICC – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.,

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor NYSE, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and the New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/aurora-cannabis-announces-financial-results-for-the-first-quarter-of-fiscal-2019-300748154.html

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2018/12/c7486.html

%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly: +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 12-NOV-18